April 4, 2022

VIA EDGAR

Division of Corporation Finance
Office of Energy & Transportation
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-3628

Attention:	Sondra Snyder
Gus Rodriguez
Liz Packebusch
Laura Nicholson

Re:	Excelerate Energy, Inc.
Registration Statement on Form S-1
Response dated March 29, 2022
File No. 333-262065

Ladies and Gentlemen:

On behalf of our client Excelerate Energy, Inc., a Delaware corporation (the ”Company”), this letter responds to the comment of the staff of the Securities and Exchange Commission Division of Corporation Finance (the “Staff”) contained in your letter, dated April 1, 2022, regarding the above-referenced Registration Statement on Form S-1. The Staff’s comment is set forth below, followed by the corresponding response from the Company. For ease of reference, the heading and numbered response below corresponds to the heading and numbered comment in the Comment Letter. The Company’s response is set forth in ordinary type beneath the Staff’s comment, which is set out in bold-type. The page references in the Company’s response correspond to the page numbers of Amendment No. 3 to the Registration Statement on Form S-1 (“Amendment No. 3”), which is being filed publicly via EDGAR concurrently with this response.

April 4, 2022

Correspondence Filed March 29, 2022

Dividend Policy, page 69

1.
We note the draft revisions to your disclosure regarding dividend policy, including the disclosure that you expect to pay a specified annual cash dividend per share to holders of Class A common stock, which will be funded by a specified quarterly distribution from EELP, and note your disclosure regarding the quarterly distribution to holders of Class B interests. We also note your disclosure that you expect that “these quarterly dividends” will commence in the second quarter of 2022 and be paid in the third quarter of 2022. Please revise to clarify whether you expect to pay the cash dividend to holders of Class A common stock on an annual or quarterly basis.

In response to the Staff’s comment, the Company has revised pages 13 and 69 of Amendment No. 3 as requested.

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Should you have any questions regarding the response set forth above, please do not hesitate to contact me at (212) 351-4034 or at afabens@gibsondunn.com.

Sincerely,

/s/ Andrew L. Fabens
Andrew L. Fabens
Gibson, Dunn & Crutcher LLP

cc:	Steven Kobos, President and Chief Executive Officer of Excelerate Energy, Inc.
Alisa Newman Hood, Executive Vice President, General Counsel and Secretary of Excelerate Energy, Inc.
Hillary H. Holmes, Partner of Gibson, Dunn & Crutcher LLP
Michael Kaplan, Partner of Davis Polk & Wardwell LLP
Pedro Bermeo, Partner of Davis Polk & Wardwell LLP